Exhibit 99.63

Form 51-102F3

Amended Material Change Report

This material change report has been amended to correct a typographical error in the number of shares indicated in Item 5.

Item 1.	Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.
Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

April 12, 2021.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on April 13, 2020 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On April 12, 2021, Skeena Resources Limited (TSX: SKE) (“Skeena” or the “Company”), has closed the final tranche of a non-brokered flow-through private placement offering announced on February 24, 2021.

Item 5.	Full Description of Material Change

On April 13, 2020, the Company announced, subject to acceptance of the TSX Exchange, that it has closed the final tranche of the non-brokered flow-through private placement offering announced on February 24, 2021. In total across all tranches, Skeena collected gross proceeds of C$21,553,164 from the sale of 4,789,592 flow-through shares at a price of C$4.50.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, Chief Financial Officer, Tel No: 604-684-8725

Item 9.	Date of Report

April 13, 2021, as amended May 6, 2021.